April 14, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Rubicon Technologies, Inc.

Registration Statement on Form S-1

Filed February 8, 2023

File No. 333-269646

Ladies and Gentlemen:

On behalf of our client, Rubicon Technologies, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 7, 2023, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on February 8, 2023.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-1 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Form S-1

Cover Page

1.	Please disclose on the prospectus cover page that the purchase price of the shares under the Standby Equity Purchase Agreement is 97% of the lowest daily VWAP of the Class A common stock during the three trading days following a notice to sell to the Yorkville Investor. Disclose whether there is a floor price.

Response: The Company acknowledges the Staff’s comment and has revised the Cover Page of Amendment No. 1 to address the Staff’s comment.

General

2.	Where you discuss the Standby Equity Purchase Agreement (“SEPA”), please highlight that you may not have access to the full $200 million amount available under the SEPA. Among other things, highlight that you are only registering 31,810,075 Class A shares issuable pursuant to the SEPA because you would have to obtain shareholder approval under NYSE listing rules in order to issue more than 32,010,075 shares of Class A common stock pursuant to the SEPA (19.9% of the issued and outstanding common stock immediately prior to the signing of the SEPA). Disclose how much of the $200 million maximum amount you could receive from selling 31,810,075 Class A shares under the SEPA based upon your most recent share price. Also disclose the total number of shares you would have to issue to obtain the $200 million maximum amount under the SEPA based upon your most recent share price.

Response: The Company acknowledges the Staff’s comment and has revised the Cover Page and page (v) of Amendment No. 1 to address the Staff’s comment.

3.	You disclose that you may not issue or sell any Class A shares to YA II PN, Ltd. (the “Yorkville Investor”) under the SEPA if the shares, when aggregated with all other Class A shares beneficially owned by the Yorkville Investor and its affiliates, would result in the Yorkville investor owning more than 9.99% of the company’s outstanding Class A shares. Disclose the purpose of this limitation. Highlight that the 9.99% beneficial ownership cap does not prevent the Yorkville Investor from selling some or all of the Class A shares it acquires and then acquiring additional shares, and accordingly, the Yorkville Investor will be able to sell shares in excess of the 9.99% beneficial ownership cap while never holding more than 9.99% of the company’s outstanding Class A shares at any given time.

Response: The Company acknowledges the Staff’s comment and has revised pages 35 and 110 of Amendment No. 1 to address the Staff’s comment.

4.	Please revise your discussion of the material terms of the Insider Convertible Debentures to also disclose the lock-up agreements that prevent the holders from reselling the shares underlying their Insider Convertible Debentures during their 18-month term unless and until the Yorkville Investor has completely sold all shares underlying its $17 million principal amount of convertible debentures. Discuss how this may impact the amount of Insider Convertible Debentures that are still outstanding and payable by the company on their maturity dates.

Response: The Company acknowledges the Staff’s comment and has revised pages vi, vii, 39, 114, 115, and 134 of Amendment No. 1 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Philip Rodoni, Chief Executive Officer, Rubicon Technologies, Inc.